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Lawrence S. Block Senior Vice President General Counsel

July 30, 2007

BY ELECTRONIC MAIL

Mr. Kevin Woody

Branch Chief

Division of Corporate Finance

Unites States Securities and Exchange Commission

Washington, D.C 20549

Re:	World Monitor Trust III – Series J
Form 10-K for the fiscal year ended December 31, 2006
File No. 0-51651

Dear Mr. Woody:

We acknowledge receipt of your letter dated June 20, 2007 concerning the Form 10-K for the fiscal year ended December 31, 2006 for World Monitor Trust III – Series J (“Series J” or “Registrant”).

Previous communications by the Commission on this issue have been directed to David K. Spohr, our Director of Administration. Mr. Spohr has requested that I respond to the most recent set of written requests and phone communications regarding the outstanding item.

Enclosed is our response to the issue raised in your letter, following up on our previous communications regarding this matter.

1.	Summary of Significant Accounting Policies – Offering Costs

SEC Comment:

We note your response to prior comment 3 and we are unable to agree with your position that the liability to reimburse the Managing Owner for offering expenses is incurred on a monthly basis. SAB Topic 5D requires that a liability be accrued. Please restate your financial statements in an amended Form 10-K to comply with SAB Topic 5D or tell us why a restatement is deemed unnecessary. Again, addition reference is made to paragraph 8.24 of the AICPA Audit and Accounting Guide, Audits of Investment Companies.

Series J’s Response:

As previously discussed in our responses dated May 8, 2007 and June 1, 2007, and as more fully discussed below, we believe that Series J’s treatment of the organizational and offering expenses (“O&O Expenses”) on its audited financial statements for the fiscal year ended December 31, 2006 (as well as all previous and subsequent audited and un-

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audited financial statements filed with the Commission as part of Series J’s Forms 10-K and 10-Q) is proper and that no restatement of its financial statements is necessary.

A.	Background

As background, Series J commenced investment operations in December 2005. Its registration statement was initially filed with the Commission in October 2004, and was subsequently declared effective by the Commission in March 2005 after several amendments. The final registration statement and prospectus (as well subsequent registration statements, prospectuses and supplements) provided that O&O Expenses will be paid by the Managing Owner, subject to reimbursement by the Trust, without interest, in 36 monthly payments during each of the first 36 months of the Continuous Offering Period; provided, however, that in no event shall the Managing Owner be entitled to reimbursement for such expenses in an aggregate amount in excess of 2.5% of the aggregate amount of all subscriptions accepted by the Trust during the Initial Offering Period and the first 36 months of the Continuous Offering Period. If any Series terminates prior to completion of the foregoing reimbursement, or the full amount of such expenses has not been fully reimbursed by the end of such 36 month period, the Managing Owner will not be entitled to receive any further reimbursement in respect of such expenses and such Series will have no further obligation to make reimbursement payments in respect of such expenses from such Series.

The language in Series J’s registration statement and prospectus is consistent with both Series J’s Declaration of Trust and Trust Agreement and the footnotes to Series J’s financials statements.

As originally contemplated, and as discussed and confirmed with the independent registered public accounting firm and the law firm that assisted in establishing Series J, Preferred Investment Solutions Corp. (“Preferred” or “Managing Owner”), Series J’s Managing Owner, would pay for all of Series J’s initial (and ongoing) O&O Expenses, and would be reimbursed on a monthly basis. However, because the amount to be reimbursed was based on Series J’s net asset value and because Series J was not contractually liable for any un-reimbursed O&O Expenses if Series J terminated or at the expiration of a 36-month period following payment of any O&O Expenses, Series J does not believe that it is required to include in its financial statements the full amount of the O&O Expenses. Instead, Series J includes as a liability (and as an expense) the current month’s O&O Expenses to be reimbursed to the Managing Owner.

Moreover, it is important to note that Preferred, as managing owner, records this transaction in a similar manner. Preferred does not include the full amount of O&O Expenses paid on behalf of Series J on its balance sheet as a receivable, but rather discloses the full amount in the notes to its financial statements.

B.	The Treatment of Series J’s Organization and Offering Costs is Appropriate

As set forth in previous letters and below, we believe that Series J’s treatment of the O&O Expenses is appropriate for a number of reasons.

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1.	The Full Amount of O&O Expenses Does Not Qualify as a Liability under FASB 6 and FAS 5

Your letters have referenced SAB 5D to support your position that the full amount of the O&O Expenses should be included as a liability on Series J’s financial statements. However, we do not believe that O&O Expenses constitute a liability under Financial Accounting Standards Board Concept Statement No. 6 (“FASB 6”) and Statement of Financial Accounting Standards No. 5 (“FAS 5”) and, as such, SAB 5D is not applicable.

FASB 6, paragraph 36 (a), (b) and (c) discusses the characteristics of a “liability”: (a) it embodies a present duty or responsibility to one or more other entities that entails settlement by probable future transfer or use of assets at a specified or determinable date, on occurrence of a specified event, or on demand; (b) the duty or responsibility obligates a particular entity, leaving it little or no discretion to avoid the future sacrifice; and (c) the transaction or other event obligating the entity has already happened.

Under FASB 6, we do not believe that the O&O Expenses constitute a liability. First, the settlement of the liability is not probable. Second, there is the ability for Series J to “avoid” the future sacrifice (payment) because payment is subject to future unknown criteria. Third, the obligating event has not taken place, as Series J is only obligated to reimburse the Managing Owner if certain future events occur, specifically the attraction of assets and market appreciation.

Moreover, FAS 5: Accounting for Contingencies, is also instructive, stating (paragraph 72) that:

Liability definitions also generally require that the amount of an economic obligation be known or susceptible of reasonable estimation before it is recorded as a liability. For example . . . the amount of the liability must be subject of calculation or close estimation.

Here, although there is an amount that was paid by the Managing Owner on behalf Series J, the amount that is to be reimbursed by Series J to the Managing Owner (other than the current month’s amount) is not known nor is it susceptible of reasonable estimation. Instead, the amount is dependent on Series J’s current month’s net asset value, a value that can fluctuate (including being reduced to zero in the event of redemptions, losses or a determination by the Managing Owner to terminate Series J). Additionally, the period of repayment (36 months) is not long enough to expect that reimbursement of the entire amount is probable. As such the criteria of FAS 5 is not met.

Moreover, any amounts outstanding and not repaid by Series J within three years following the payment of any O&O Expenses by the Managing Owner would not be subject to repayment (as indicated in the Trust Agreement – Section 4.8). In this respect, it is instructive that the Managing Owner terminated two of the series in World Monitor Trust III – Series H and Series I on April 20, 2007, and the un-reimbursed O&O Expenses of Series H and Series I, which were similarly not included as liabilities on those Series’ financials statements, were not an ongoing liability of those Series.

Paragraph 8.05 of the AICPA Audit and Accounting Guide, Audits of Investment Companies (“AICPA Guide”), which discusses expense limitation agreements, is instructive. Paragraph 8.05 states that certain expense limitation agreements may provide

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that reimbursements of expenses incurred by a fund in excess of the maximum permitted by the prospectus or offering document will be carried over to a future period and reimbursed when, and to the extent that, the total expense ratio falls below the permitted maximum. Such agreements may also provide that reimbursement of excess expenses is not required after a specified date or upon conclusion of a specified period from the time the fund initially incurred, or the adviser initially reimbursed, the expenses, such as three years. A liability for such excess expenses should be recorded if, and to the extent that, the established terms for repayment of the excess expenses to the adviser by the fund and the attendant circumstances meet criteria FASB 6 and FAS 5.

In most instances, a liability will not be recorded because it is not likely that excess expenses under such plans will meet the criteria in those paragraphs before amounts are actually due under the reimbursement agreement. Under most excess expense plans, a fund is obligated to repay a service provider for expenses incurred previously only if, during a defined period, the fund (a) retains the service provider and (b) can reduce its expense ratio to a low enough level to permit payment, and maintain that ratio at a sufficiently low level thereafter. Many substantive conditions could cause the fund to have no obligation to the service provider, including failure to attract assets, significant redemptions of shares by investors, market depreciation, and significant increases in other expenses, all of which could drive expenses up to or beyond the maximum under which payment would otherwise be made. Instead, the existence of reimbursement agreements and, if material, the carryover of excess expenses potentially reimbursable but not recorded as a liability should be disclosed in the notes to the financial statements.

As such, because the O&O Expenses do not rise to the level of a liability, we do not believe that SAB 5D requires restatement of Series J’s financial statements. In fact, we believe that SAB 5D only requires the current month’s reimbursement be included. Therefore, a liability should be established for the estimated amount of expenses for which the Managing Owner is to be reimbursed for organization and offering expenses. As discussed above, the only amount of O&O Expenses that can be estimated and that the Managing Owner is to be reimbursed is the current’s month’s reimbursement. Any amount beyond that is far too speculative, and remotely predictable to be included.

2.	Chapter 12 of the AICPA Guide Supports the Argument that only the Current’s Month’s O&O Expenses Should be Recognized

Your letter also references paragraph 8.24 of the AICPA Guide. That section provides that offering costs of open-end investment companies and of closed-end funds with a continuous offering period should be accounted for as a deferred charge until operations begin and thereafter amortized to expense over twelve months on a straight-line basis. However, in the case of Series J and the Trust, such O&O Expenses incurred were subject to a contractual expense reimbursement agreement whereby O&O Expenses would be paid by the Managing Owner and would be reimbursed by Series J to the Managing Owner, subject to certain limitations as discussed in the Trust Agreement and previously noted

We believe that the AICPA Guide provides additional guidance in chapter 12, paragraphs 12-17, relating to excess expense plans that preempts paragraph 8.24 in these circumstances. The guidance states that some open-end investment companies, before commencing operations, enter into agreements with their advisers, or other service providers, under which the service provider agrees either to reimburse all expenses in

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excess of a stated percentage of average net assets or to forego current payment of a specific expense. These arrangements help new funds, with minimum asset level’s, maintain lower expense ratios, which results in a benefit to the shareholder. Typically, these agreements are terminable on short notice without a penalty clause; have a fixed expiration date, and provide the Managing Owner no claim against the fund for any amounts not reimbursed upon termination or expiration (which is the case in this reimbursement arrangement). The economic result of these agreements is to defer payment of the expenses until the fund is financially able to bear them contractually or, upon termination or expiration, to eliminate them entirely.

In most instances, a liability for excess expenses under such plans will not be recorded until amounts are actually due under the reimbursement agreement because it is not likely that the criteria cited in FASB 6 and FAS 5 will be met at an earlier time. Under most excess expense plans, a fund is obligated to repay a service provider for expenses incurred previously only if, during a defined period, the fund (a) retains the service provider and (b) can reduce its expense ratio to a low enough level to permit payment, and maintain that ratio at a sufficiently low level thereafter. Many substantive conditions could cause the fund to have no obligation to the service provider, including failure to attract assets, significant redemptions of shares by investors, market depreciation, and significant increases in other expenses, all of which could drive expenses up to or beyond the maximum under which payment would otherwise be made. Even actual reimbursement of some expenses does not establish the appropriateness of accrual of additional un-reimbursed amounts, as these conditions must continually be met for the fund to be further obligated to the service provider.

We believe the contractual arrangement between the Managing Owner and Series J with respect to the payment and reimbursement of O&O Expenses satisfies the criteria for accounting for such arrangement as discussed in the specialized industry guidance in the AICPA Guide (chapter 8 and chapter 12). It is terminable on short notice without penalty; it has a fixed expiration date (36 months from the date of offering) and gives the Managing Owner no claim against Series J for any amounts not reimbursed upon termination or expiration. Paragraphs 12-17 of chapter 12 of the AICPA Guide refer again to FASB 6 and FAS 5, and the Series are not likely to meet the criteria cited therein as discussed previously

We trust that this response adequately responds to the issues raised in your June 20 letter. Should you have any additional questions, please do not hesitate to contact us.

WORLD MONITOR TRUST III – SERIES J

By:	Preferred Investment Solutions Corp.,
Its Managing Owner

By:	/s/ Lawrence S. Block
Name: Lawrence S. Block
Title: Senior Vice President and General Counsel